SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*
Intrado Inc.

(Name of Issuer)
Common Shares, $.001 Par Value

(Title of Class of Securities)
46117A100

(CUSIP Number)
David K. Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071
(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 30, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION
This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 26, 2005, and as amended on June 24, 2005, September 1, 2005, October 3, 2005, November 1, 2005, November 15, 2005 and November 29, 2005 by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II” and, together with SAVF, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of Intrado Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Amended Schedule 13D.
1. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 4. Purpose of the Transaction.
As a result of the Company’s announcement that it has executed an Agreement and Plan of Merger, dated as of January 29, 2006 (the "Merger Agreement"), with West Corporation, a Delaware corporation (“West”), and a wholly owned subsidiary of West, pursuant to which West’s subsidiary will merge with and into the Company, the Reporting Persons and the Spencer Capital Members (as defined below) have determined to no longer work together to encourage the Company to pursue the proposals set forth in the letter, dated August 31, 2005, from Michael J. McConnell on behalf of the Reporting Persons, to Mr. Steven O. James, the Company’s lead director, a copy of which is attached as Exhibit 6 to the Amended Schedule 13D. Accordingly, the Reporting Persons and the Spencer Capital Members no longer intend to work together to nominate three directors at the Company’s 2006 annual meeting, nor to file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of the Company with respect to the election of directors. In light of the Company's entry into the Merger Agreement, the Reporting Persons do not currently plan to solicit stockholders of the Company with respect to the election of directors at the 2006 annual meeting, however, the Reporting Persons reserve the right to do so.
The “Spencer Capital Members” are Dr. Kenneth H. Shubin Stein, Spencer Capital Management, LLC, Spencer Capital Partners, LLC, Spencer Capital Opportunity Fund, LP, Spencer Capital Offshore Opportunity Fund Ltd., Spencer Capital Offshore Partners, LLC and Colombia Avenue Capital LLC.
2. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 5. Interest in Securities of the Issuer.
(a), (b) As a consequence of the determination of the Reporting Persons and the Spencer

Capital Members to no longer work together as described in Item 4, the Reporting Persons may no longer be deemed a member of a group with the Spencer Capital Members, and may no longer be deemed to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the shares beneficially owned for such purposes by the Spencer Capital Members.
SAVF and SAVF II collectively own 1,219,475 Common Shares, which represents approximately 6.83% of the issued and outstanding Common Shares. The percentage set forth in the preceding sentence is calculated on the basis that 17,846,909 Common Shares were outstanding as of October 31, 2005, as represented by the Company on its Form 10-Q filed with the SEC on November 2, 2005.
3. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 7. Material to be Filed as Exhibits.

Document

Exhibit 13	—	Joint Filing Agreement, dated October 31, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 1, 2006

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.
By:	/s/ MICHAEL J. MCCONNELL
	Name:	Michael J. McConnell
	Title:	Vice President